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U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attn:               Michael C. Foland, Attorney-Advisor

Kathleen Krebs, Special Counsel

Becky Chow, Staff Accountant

Melissa Walsh, Staff Accountant

Re:      Vertex, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Confidentially Submitted May 13, 2020

File No. 377-03104

Ladies and Gentlemen:

On behalf of our client, Vertex, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated May 26, 2020, relating to the Company’s Amendment No. 1 to draft registration statement on Form S-1 submitted on May 13, 2020 (the “Registration Statement”).

The Company has confidentially submitted today Amendment No. 2 to the Registration Statement (the “Amendment”), together with this letter, via EDGAR submission.

For ease of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

Amendment No. 1 to Draft Registration Statement submitted on May 12, 2020

Summary Consolidated Financial and Operating Information

Non-GAAP Financial Data (unaudited), page 12

1.             We note your response to comment 1 and the related revised disclosure. However, we cannot locate the relevant revised disclosures on pages 12 and 13 that present the comparable GAAP measures for Adjusted EBITDA margin and free cash flow margin as you described. Please advise or revise. In addition, on page 54, please also revise to include all three major categories of the statements of cash flows with your presentation of free cash flow.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 12 and 13 of the Amendment to present the comparable GAAP measures for Adjusted EBITDA margin and free cash flow margin. In addition, the Company has revised the disclosure on page 54 of the Amendment to include all three major categories of the statements of cash flows.

2.             We note your response to comment 2 and the related revised disclosures. Please address the following:

•      You indicate on page 13 that free cash flow and free cash flow margin are important measures of liquidity because you believe that they provide useful information in understanding and evaluating our operating results on a period-over-period basis without accounting for the impact of certain expenses that do not directly correlate to your operating performance and that can vary significantly from period-to-period. Please note that understanding and evaluating your operating results on a period-over-period basis is not a valid reason to explain why free cash flow and free cash flow margin are liquidity measures. Please explain and revise your disclosure accordingly.

•      It does not appear that the revised disclosure of the explanation of the usefulness of free cash flow and free cash flow margin on page 54 matches the explanation of the usefulness presented on page 13, as indicated in your response. Consider revising the explanation on page 13 to correspond to the disclosure on page 54.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 13 and 54.

Use of Proceeds, page 40

3.             You disclose on page F-20 that you will be using the new $175 million term loan for a distribution to your shareholders after repaying $61.7 million outstanding under the prior credit agreement. You disclose on pages 7 and 40 that you will be using a portion of the net proceeds from the offering to repay all outstanding indebtedness under your new credit agreement and to pay related fees and expenses.  Please revise the discussion of your use of proceeds to disclose that the majority of the new credit agreement was used to pay a distribution to your shareholders, quantifying the amount of the distribution paid to your officers, directors and affiliates. If appropriate, provide Regulation S-K Item 404 disclosure of this distribution under Certain Relationships and Related Party Transactions.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 42, 45 and 74 of the Amendment to disclose the use of a portion of the term loan proceeds to fund a dividend payment to the Company’s stockholders. The Company hereby supplementally confirms to the Staff that the dividend was paid to all stockholders of the Company on a pro rata basis, pursuant to which (i) the interest of the related persons arose solely from the ownership of a class of equity securities of the Company and (ii) all holders of that class of equity securities received the same benefit on a pro rata basis. As a result, the Company respectfully submits that further disclosure is not required pursuant to Instruction 7.c. to Regulation S-K Item 404(a).

Capitalization, page 42

4.             In the disclosure following the table, you indicate that the information presented above includes certain assumptions. As previously requested in prior comment 3, please clarify which information in the table gives effect to those assumptions. Specifically, revise to indicate if the actual, as adjusted, or pro forma as adjusted information assumes the termination of your status as an S Corporation.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 42 and 43 to clarify which information in the capitalization table gives effect to the assumptions identified therein and specifically to clarify that the termination of the Company’s status as an S Corporation is reflected in the as adjusted and pro forma as adjusted information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Stock-Based Compensation, page 68

5.             We note your revised disclosure in response to prior comment 8 indicating that the effect of the difference between the fair value-based measure of the SARs and the intrinsic value of the SARs could be material. Please explain to us why the fair value-based measure of the SARs is not determinable at this time for purposes of estimating the effect of the change in accounting policy. Specify the inputs to the fair value measurement that are indeterminable. In this regard, it would appear that a reasonable estimate of the fair value of the SARs could be made as of the most recent reporting date considering the fair value of your non-voting common stock is required in assessing the intrinsic value of your SARs for purposes of the recognition of stock-based compensation.  Consider providing an estimate of the impact of the change in accounting policy as if the change had occurred as of the most recent reporting date.

Response: The Company acknowledges the Staff’s comment and hereby confirms that the Company expects to conduct and complete its determination of all of the relevant fair value inputs prior to effectiveness of the registration statement and will update its disclosure to include its estimate of the impact of the change in accounting policy in a future filing. Currently, the Company has not completed its process for determining a reasonable estimate of the effect of the expected change in accounting policy from intrinsic value to a fair value-based measure of the stock appreciation rights (“SARs”) because, in addition to the fair value of the Company’s common stock, a fair value-based measurement of the SARs requires specific inputs and assumptions, including volatility and expected term, that the Company has not previously estimated. The Company is currently undertaking this valuation analysis to determine its estimates of the fair value of its SARs, including the determination of relevant inputs and assumptions.

Consolidated Balance Sheets, page F-3

6.             We note from your disclosure on page F-29 that net proceeds from the New Term Loan will be used, in part, for a distribution to the shareholders required to be made no later than 90 days after the closing of the New Credit Agreement. In addition, we note that a payment of a dividend to your existing stockholders prior to the closing of this offering will be reflected in your capitalization on an as adjusted basis and in pro forma net tangible book value for purposes of computing dilution. Please revise to present a pro forma balance sheet reflecting the accruals for these planned distributions to owners, but without giving effect to any offering proceeds, alongside your historical balance sheet. Refer to SAB Topic 1.B.3.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-3 to include a pro forma balance sheet reflecting the payment of the distribution made to shareholders on May 29, 2020 as if it occurred on March 31, 2020, but without giving effect to any offering proceeds. The Company has also revised the disclosure on page F-22 to describe what adjustments are reflected in the March 31, 2020 pro forma balance sheet.

Notes to Audited Consolidated Financial Statements

Unaudited Pro Forma Earnings Per Share, page F-19

7.             We note your response to comment 14. Your disclosure still states that pro forma basic and diluted income per share will give effect to the number of shares of common stock to be issued in the initial public offering described in the registration statement. Please revise such disclosure accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-23.

*              *              *              *

Should you have any comments or questions regarding the foregoing, please contact the undersigned at (202) 637-2165. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Joel H. Trotter
Joel H. Trotter
of LATHAM & WATKINS LLP

Enclosures

cc:           David DeStefano, Vertex, Inc.

Bryan T. R. Rowland, Vertex, Inc.

Marc D. Jaffe, Latham & Watkins LLP

William K. Hackett, Latham & Watkins LLP

Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP